Exhibit 99.55

Luxor Firmware Developer Fee Addendum Agreement

This Luxor Firmware Developer Fee Addendum Agreement (the “Agreement”) is between Luxor Technology Corporation (“Luxor”) and “Client” (as defined in the signature block below), which together are the parties (“Parties”) to the Agreement. This Agreement provides for updates or modifications to certain terms of the End User License Agreement (“EULA”) that govern Client’s use of Luxor’s Firmware software. This Agreement is effective as of the later of the two signature dates set forth below (“Effective Date”).

1.     Firmware EULA: The EULA found on Luxor’s website (https://luxor.tech/firmware/eula) governs Client’s use of Luxor’s Firmware software. All terms and conditions contained in the EULA shall remain in full force and effect, except as specifically modified by this Agreement.

2.	Modified Developer Fees:

a)	Fees: As Developer fees, Client agrees to pay Luxor a monthly fee equal to 2.80% of hashrate as per the EULA. This fee is taken directly from ASICs connected to LuxOS

b)	Rebates: Luxor shall rebate a portion of the value of any hashrate provided to the Client within five (5) business days after the end of each calendar month in the form of a rebate, provided that Client has settled any outstanding invoices and is in compliance with the terms of the EULA. The amount of rebate is described in Appendix A and based on average Client hashrate running LuxOS on the month. Luxor reserves the right to withhold any rebates if Client has outstanding invoices. Rebates shall be delivered in the form of credits to Client’s Luxor Mining Pool account, or in another manner mutually agreed to by the Parties in Bitcoin.

3.	Compatibility: Luxor Firmware may only be used with supported machines, which are listed on Luxor’s Firmware website. The Firmware is provided as-is and Luxor makes no guarantee or warranty that the Firmware will be compatible with future iterations of Bitcoin ASIC machines. Luxor shall not be obligated to provide Firmware updates to meet compatibility of future machines.

4.	Term and Termination:

a)	Term: The term of this Agreement will commence on the Effective Date and shall continue in full force and effect for one year (the “Initial Term”). The Initial Term will automatically renew for renewal terms of one year (each a “Renewal Term”) unless Client provides notice of non-renewal 60 days prior to the expiration of the Initial Term or then-current Renewal Term. The Initial Term and any Renewal Term(s) collectively constitute the “Term.”

b)	Termination: The Agreement may be terminated at any time if both Parties mutually agree to terminate the Agreement Either Party may terminate this Agreement for cause immediately following written notice if the other Party (i) violates, or fails to perform or fulfill any covenant or provision of this Agreement and/or EULA, and such breach is not cured within (15) days after notification or (ii) enters into bankruptcy, financial failure or insolvency, sales or merger with another person, corporation or entity, unless approval in advance by the other Party. Without limiting the foregoing, either Party may terminate or suspend all or a portion of the Agreement if necessary to be in compliance with applicable law, rules, regulations, administrative or judicial orders or decree. The terminating Party will use commercially reasonable efforts to notify the other party in writing of such suspension. The Parties agree that they will have no liability whatsoever to the other for any damage, loss, expense or cost as a result of such termination or suspension. Furthermore, either Party may terminate the Agreement for convenience by providing a sixty (60) day written notice to the other Party. Upon termination of this Agreement for any reason, Client agrees to immediately pay Luxor for any amount then owed or outstanding under this Agreement. If Client continues to use Luxor Firmware after termination of this Agreement, Client shall be charged Firmware developer fees in the manner identified in the EULA.

5.	Confidentiality: Both Parties agree not to disclose any “Confidentiel Information”, which includes (but is not limited to) information regarding any of Luxor’s fee and/or rebate rates, confidentiel documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidentiel and/or proprietary, or which is accompanied by written notice that such information is confidentiel and/or proprietary, or (ii) not marked or accompanied by notice that it is confidentiel and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information. Confidentiel Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a Party from third parties without restrictions on disclosure, or (iii) independently developed by a Party without reference to or use of the Confidentiel Information.

6.	Force Majeure: To the extent that a Party is fully or partially delayed, prevented or hindered by an event of Force Majeure from performing any obligation under this Agreement (other than an obligation to make payment), subject to the exercise of reasonable diligence by the affected Party, the failure to perform shall be excused by the occurrence of such event of Force Majeure. A Party claiming that its performance is excused by an event of Force Majeure shall, promptly after the occurrence of such event of Force Majeure, notify the other Party of the nature, date of inception and expected duration of such event of Force Majeure and the extent to which the Party expects that the event will delay, prevent or hinder the Party from performing its obligations under this Agreement. The notifying Party shall thereafter use its best effort to eliminate such events of Force Majeure and mitigate its effects. “Force Majeure” shall mean a failure by the other Party to perform any of its obligations under this Agreement, if such failure is caused by events or circumstances beyond its reasonable control, including, without limitation, acts of God, war, labor strike, terrorist act, fire, flood, earthquake, landslide, hurricane, typhoon, tsunami, volcanic eruption, inclement weather, health epidemic or any law, order, regulation, seizure or other action of any governing authority or agency.

7.	Governing Law: This Agreement shall be governed in all respects by the laws of the State of Delaware.

IN WITNESS WHEREOF the parties hereto have hereunto set their respective hands and seals, duly attested to by the hands of their proper signing officers:

CLIENT		LUXOR
Company:	Bitzero Blockchain inc.	Company:	Luxor Technology Corporation
Signature:		Signature:
Name:	Mohammed Bakhashwain	Name:	Guzman Pintos
Title:	Director	Title:	Chief Product Officer
Date:	2/28/2024	Date:	2/29/2024

Appendix A

Total Hashrate (PH)	Mining Pool Only Fee %	Firmware Only Fee %*	Pool + Firmware Fee %
250 - 500	0.75%	2.25%	2.25%
500 - 1,500	0.65%	2.10%	2.10%
1,500 - 3,000	0.55%	2.00%	2.00%
3,000 +	0.50%	1.90%	1.90%

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